Exhibit D-1.a



                                                 Exhibit WHH-1 to Exhibit D-1

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


Cinergy Services, Inc., on behalf of            )
PSI Energy, Inc. and The Cincinnati Gas         )
& Electric Company,                             )
         and                                    )   Docket No. EC05-___-000
Allegheny Energy Supply Wheatland               )
  Generating Facility, LLC

                       AFFIDAVIT OF WILLIAM H. HIERONYMUS
I.       INTRODUCTION...        ..........................................2
II.      SUMMARY OF CONCLUSIONS...........................................2
III.     DESCRIPTION OF APPLICANTS........................................5
         A.      Cinergy..................................................5
         B.      Allegheny................................................6
IV.      HORIZONTAL MARKET POWER..........................................7
         A.      Relevant Products........................................9
         B.      Relevant Geographic Markets..............................10
V.       MODELING AND DATA INPUTS.........................................12
         A.      Generating Resources.....................................13
         B.      Transmission.............................................16
         C.      Market Prices and Time Periods...........................17
VI.      HORIZONTAL MARKET POWER ANALYSIS.................................19
         A.      Economic Capacity........................................19
         B.      Available Economic Capacity..............................21
VII.     VERTICAL MARKET POWER OR BARRIERS TO ENTRY.......................23
         A.      Transmission.............................................24
         B.      Entry Conditions.........................................24
                 1.   Control over Sites..................................24
                 2.   Control over Fuel Inputs and Transportation.........24
VIII.    Conclusion.......................................................26


I.       INTRODUCTION

         My name is William H. Hieronymus. I am a Vice President at Charles River Associates Incorporated ("CRA"). My business address is 200 Clarendon Street, T-33, Boston, MA 02116. For the past 30 years, the primary focus of my consulting has been on the electricity sector. For the past 17 years, I have worked primarily on the restructuring of the electricity industry from a fully regulated to a more competitively oriented model, both in the U.S. and abroad. Much of my time has been spent on market power issues. I have developed and commented on market power-related regulatory rules and Regional Transmission Organization ("RTO") (or foreign equivalent), on market power mitigation as well as on issues of market structure. I have testified before the Federal Energy Regulatory Commission ("Commission") and other regulatory bodies on market power on numerous occasions. This includes a number of mergers and acquisitions over the past dozen years, including approximately 20 mergers among electric utilities and "convergence" mergers of electric utilities and natural gas pipelines. My resume is attached as Exhibit WHH-2.

         I have been asked by counsel for Cinergy Services, Inc. ("Cinergy Services"), (1) on behalf of its public utility affiliates, PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"), and Allegheny Energy Supply Wheatland Generating Facility, LLC ("Wheatland LLC") (collectively, the "Applicants") to evaluate the potential competitive impact on electricity markets of the transfer Wheatland LLC's approximately 508 MW generating facility (the "Facility") to PSI and CG&E (the "Transaction"). Upon conclusion of the Transaction, it is contemplated that PSI will own a 50 percent or greater interest in the Facility, while CG&E will own the remaining interest, if any, in the Facility. The Wheatland facility is a simple-cycle, gas-fired merchant generating plant located in Indiana and directly interconnected with the Midwest Independent Transmission System Operator, Inc. ("MISO") in the Cinergy control area.

II.      SUMMARY OF CONCLUSIONS

         My affidavit addresses the potential horizontal market power effects arising from combining the Wheatland facility with Cinergy's approximately 12,000 MW of existing generation in Indiana and Ohio. I have evaluated the effects of the Transaction using the delivered price test described in Appendix A to the Commission's Merger Policy Statement ("Order No. 592"),(2) as modified in the Revised Filing Requirements Under Part 33 of the Commission's Regulations.(3) The Competitive Analysis Screen is intended to comport with the Department of Justice and Federal Trade Commission ("DOJ/FTC") Horizontal Merger Guidelines ("Guidelines").

         Consistent with the instructions in the Revised Filing Requirements and Commission precedent, I considered the destination markets that could potentially be impacted by the merger. While destination markets typically have been defined on the basis of control areas, the Commission's practice has been to aggregate customers that have the same supply alternatives into a single destination market. (4) This approach has been accepted by the Commission in a number of Section 203 matters involving parties in the NYISO, PJM and ISO-NE. With the April 1st launch of Day 2 energy market operations in the MISO (along with the existing Commission-approved market monitoring and mitigation procedures), MISO clearly is on a similar footing as the other Commission-approved RTOs and I have analyzed MISO as a relevant market, as discussed below.(5) Moreover, because PJM and MISO have a joint operating agreement that provides for, among other items, jointly managing congestion, including a limited form of joint redispatch, and because there is no rate pancaking as between the RTOs, customers across the two RTOs have similar supply alternatives and treatment as a single destination market is appropriate.(6) While the two RTOs operate separate energy markets and do not perform a single central commitment and dispatch, the elimination of seams and the joint operating agreement creates a single market. Thus, it is appropriate to consider a joint MISO-PJM market as an initial starting point for defining the relevant geographic market.

         I have analyzed three relevant destination markets, taking into consideration the Commission's guidance that RTOs are single markets except when transmission constraints result in smaller markets. As a result, I took into consideration that MISO's Independent Market Monitor ("IMM") has defined Wisconsin-Upper Michigan ("WUMS") and Northern WUMS, as Narrow Constrained Areas ("NCAs") within the MISO.(7) NCAs are areas that are constrained frequently and are subject to market mitigation when transmission constraints arise. I also conservatively excluded the portion of PJM that existed prior to the recent integration of additional members.(8) I term this market the "MISO-PJM (Midwest)" market.(9)

         In addition, I also have evaluated a MISO market and, finally, a "MISO excluding WUMS" market. This is the narrowest geographic market definition that incorporates the findings of the MISO market monitor, as noted above.

         Regardless of market definition, the Competitive Analysis Screen is easily passed for both Economic Capacity and Available Economic Capacity measures. This is true even though I have conservatively assumed there are no imports into these markets (other than from Cinergy-owned generation, as discussed below).

         This result is not surprising. Each of the alternative geographic market definitions reflect the fact that Cinergy is located in a broad market area, as evidenced by the fact that it is a highly liquid trading hub. In addition, there is a substantial amount of efficient gas-fired peaking capacity similar to Wheatland in the Midwest market. These peakers, including Wheatland, tend to run infrequently. For example, in 2003 and 2004, the average capacity factor for peaking units in the Midwest was 1.9 and 1.4 percent, respectively. The Wheatland facility had a capacity factor of only about 0.2 and 0.15 percent during 2003 and 2004. Finally, Cinergy retains significant load obligations that commit the majority of its capacity to making these sales and, therefore, that capacity is generally unavailable to participate in the broader market, particularly at peak periods.

         On the basis of the Competitive Analysis Screen results and the other relevant facts about the market, I conclude that there are no competitive concerns arising from the Transaction and recommend that the Commission conclude that the Transaction will not have an adverse effect on competition in markets subject to its jurisdiction.

III.     DESCRIPTION OF APPLICANTS

        A.       Cinergy

         Cinergy is a public utility holding company under the Public Utility Holding Company Act of 1935, created as part of the October 1994 merger of CG&E and PSI.(10)

         CG&E, an Ohio corporation and wholly-owned direct subsidiary of Cinergy, is a combination electric and gas public utility company that provides service in the southwestern portion of Ohio and, through The Union Light, Heat and Power Company ("ULH&P"), in nearby areas of Kentucky.

         PSI, an Indiana corporation and wholly owned direct public utility subsidiary of Cinergy, is a vertically-integrated and regulated utility that provides service in north central, central, and southern Indiana.

         Exhibit WHH-3 provides a list of the generating units owned by Cinergy or its affiliates. Cinergy has approximately 12,000 MW of affiliated capacity, mostly located in MISO,(11) and approximately 900 MW of merchant peaking capacity in Tennessee and in Mississippi, both located in TVA's control area.(12) CG&E also has a 9 percent equity stake and 9 percent power participation share in the Ohio Valley Electric Corporation ("OVEC").(13) These additional facilities also are reflected in Exhibit WHH-3.

        B.       Allegheny

         Allegheny Energy Supply Wheatland Generating Facility, LLC owns the approximately 508 MW Wheatland generating plant in Indiana.(14) The plant is interconnected to MISO and is located in the former Cinergy control area.

         Allegheny Energy, Inc. ("Allegheny Energy") is a registered utility holding company. Allegheny Energy Supply Company, LLC ("AE Supply") is a wholly-owned subsidiary of Allegheny Energy that owns, operates and manages electric generating facilities, and purchases and sells energy and energy-related products in competitive markets. Allegheny Power is the trade name for Monongahela Power Company, The Potomac Edison Company and West Penn Power Company, which serve retail electric customers in parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. All of the Allegheny Power companies own electric transmission facilities subject to PJM's functional control. Monongahela Power Company also owns generation facilities.

         AE Supply and Monongahela Power Company together own or have long-term purchase contracts for in excess of 11,000 MW of generating capacity. The vast majority of this generation is located in PJM (the former Allegheny Power control area).(15) Some of this generation is contracted back to Allegheny Power to meet load obligations. Outside of PJM, Allegheny owns Wheatland, and the Gleason generating plant located in the Tennessee Valley Authority ("TVA") control area.

         Allegheny Energy has a 3.5 percent equity stake in OVEC, and AE Supply and Monongahela Power Company have power participation shares of 9 percent and
3.5 percent, respectively, of OVEC capacity. In December 2004, AE sold a 9 percent equity interest in OVEC to Buckeye Power Generating, LLC ("Buckeye"), and assigned to Buckeye all of its rights effective March 13, 2006. Until that time, AE Supply retained its rights to 9 percent of the power.(16)

IV.      HORIZONTAL MARKET POWER

         Market power is the ability of a firm profitably to maintain prices above competitive levels for a significant period of time.(17) For purposes of my analyses, I treated the acquisition of Wheatland as if it were a merger. Market power analysis of a merger proposal examines whether the merger would cause a material increase in the merging firms' market power or a significant reduction in the competitiveness of relevant markets. The focus is on the effects of the merger, which means that the merger analysis examines those business areas in which the merging firms are competitors. This is referred to as horizontal market power assessment. In most instances, a merger will not affect competition in markets in which the merging firms do not compete. In the context of the proposed Transaction, therefore, the focus is properly on those markets in which Cinergy and Wheatland are actual or potential competitors.

         Understanding the competitive impact of a merger requires defining the relevant market (or markets) in which the merging firms participate. Participants in a relevant market include all suppliers, and in some instances potential suppliers, who can compete to supply the products produced by the merging parties and whose ability to do so diminishes the ability of the merging parties to increase prices. Hence, determining the scope of a market is fundamentally an analysis of the potential for competitors to respond to an attempted price increase. Typically, markets are defined in two dimensions: geographic and product. Thus, the relevant market is composed of companies that can supply a given product (or its close substitute) to customers in a given geographic area.

       The Commission's Order No. 592,(18) the "Merger Policy Statement" provides a detailed analytic framework for assessing the horizontal market power arising from electric utility mergers. This analytic framework is organized around a market concentration analysis. The Commission adopted the DOJ/FTC Horizontal Merger Guidelines for measuring market concentration levels by the Herfindahl-Hirschman Index ("HHI").(19) The Commission's Revised Filing Requirements Under Part 33 of the Commission's Regulations(20) affirmed the screening approach to mergers consistent with the Appendix A analysis set forth in the Merger Policy Statement, and codified the need to file a screen analysis and the exceptions therefrom.

         If a proposed merger raises no market power concerns (i.e., passes the Appendix A screen), the inquiry generally is terminated.

        A.       Relevant Products

         The Commission generally has been concerned with three relevant product markets: non-firm energy, short-term capacity (firm energy) and long-term capacity. Both Economic Capacity and Available Economic Capacity(21) are used as measures of energy. The Commission's current policy does not specify required analyses of capacity markets as such, and, in any event, competitive conditions in the energy market in peak periods closely correlate with conditions in capacity markets.(22)

         Under the Economic Capacity and Available Economic Capacity measures, capacity that is attributed to a market participant is that capacity controlled by it that can reach the destination market, taking transmission constraints and costs into account, at a price no higher than 105 percent of the destination market price. The two measures differ as to the treatment of capacity used to meet native load requirements: Economic Capacity ignores load obligations whereas Available Economic Capacity considers only the energy over and above that required to meet native load and other long-term obligations. The Commission has determined that long-term capacity markets are presumed to be competitive, unless special factors exist that limit the ability of new generation to be sited or receive fuel.(23)

        B.       Relevant Geographic Markets

         Traditionally, the Commission has defined the relevant geographic markets as centered on the applicants and on utilities directly interconnected with the applicants, referred to as first-tier utilities. Both Order No. 592 and the Revised Filing Requirements continue to define the relevant geographic market in terms of first-tier destination markets.(24)(,)(25)

         This test is intended to be a conservative screen to determine whether further analysis of market power is necessary. If the Appendix A analysis shows that a company will not be able to exercise market power in its first-tier destination markets, it generally follows that the applicants will not have market power in more broadly defined and more geographically remote markets. The screen is the first step in determining whether there is a need for further investigation. If the screening test is not passed, leaving open the issue of whether the merger will create market power, the Commission invites applicants to propose mitigation remedies targeted to reduce potential anti-competitive effects to safe harbor levels. In the alternative, the Commission will undertake a proceeding to determine whether unmitigated market power concerns mean that the merger is contrary to the public interest.

         While destination markets historically have been defined as individual control areas, the Commission's practice has been to aggregate customers that have the same supply alternatives into a single destination market. This approach has been used and approved in a number of merger filings in New York, PJM, and New England.

                  To simplify the analysis, customers that have the same supply alternatives, as identified in the competitive analysis screen, can be aggregated into a single destination market. The Commission has accepted this approach in a number of merger filings. For example, in Atlantic City/Delmarva, the Commission found acceptable the treatment of PJM as a single destination market since customers in PJM trade largely with the same set of suppliers. The same is true of mergers occurring within the New England and New York ISOs (e.g., ConEd/NU and CMP/NYSEG).(26) [footnote omitted]

         With the launch of the MISO energy market, in combination with the region-wide tariff,(27) control over transmission, and Commission-approved market monitoring and mitigation, MISO is now at least on similar footing as the other RTOs. Moreover, MISO and PJM have a joint operating agreement that provides for, among other items, management of congestion along the seam, including a form of joint re-dispatch whereby a joint unit in one RTO will be re-dispatched relieve congestion in the other RTO. Dr. Patton, the IMM, recently described a successful example of cross-border redispatch in presentation to Commission.(28) In addition, rate pancaking for transactions between MISO and PJM have been eliminated. It also appears, based on the limited price data available since the MISO began operation, that prices at the border of the two RTOs have moved together such that customers within the region can equally access supply in either region.(29) Therefore, it is appropriate to consider the MISO-PJM region as the initial starting point for defining the relevant geographic market.

         Consistent with the consideration of submarkets in the other RTOs, I took into consideration that there may be transmission constraints that, during certain market conditions, restrict the ability of suppliers in certain regions of this broad area from supplying consumers in the Midwest region around Cinergy.(30) As noted earlier, I have conservatively excluded (1) the portion of PJM that existed prior to the recent integration of new members and (2) WUMS from this geographic market. I also analyzed two additional markets: MISO and MISO excluding WUMS. I have conservatively excluded non-Cinergy imports into all of the different geographic markets that I have analyzed.

V.       MODELING AND DATA INPUTS

         The Appendix A competitive screening methodology considers physical transmission constraints in determining the potential supply available to a destination market. I have implemented the Appendix A analysis using a proprietary CRA model called the "Competitive Analysis Screening Model" ("CASm").(31) CASm is a linear programming model developed specifically to perform the calculations required in undertaking the delivered price test. The model includes each potential supplier as a distinct "node" or area that is connected via a transportation (or "pipes") representation of the transmission network. Each link in the network has its own non-simultaneous limit and cost. Potential suppliers are allowed to use all economically and physically feasible links or paths to reach the destination market. In instances where more generation meets the economic facet of the delivered price test than can actually be delivered on the transmission network, scarce transmission capacity is allocated based on the relative amount of economic generation that each party controls at a constrained interface. The model incorporates simultaneous transmission import capability based on a common limiting element approach consistent with the Commission's approach outlined in Ohio Edison.(32) However, for purposes of this analysis, I conservatively excluded imports in their entirety. This results in a much smaller market size than a properly-defined relevant geographic market.(33)

         I conducted the Appendix A competitive screening test assuming the existing market structure and using publicly available data on generation (from the EIA-411 reports or their equivalent). The data inputs were adjusted to reflect 2006 conditions as a representative year (i.e., to reflect updated fuel prices, load, and generation).

        A.       Generating Resources

         The main source for data on generating plant capability are the EIA-411 publications dated April 2004, supplemented by earlier editions as necessary as well as by the EIA-860 Annual Generator Report. These publications provide data on summer and winter capacity, planned retirements and additions, and jointly-owned units. For jointly-owned plants, shares were assigned to each of the respective owners. Summer ratings were used for the summer and shoulder periods and winter ratings for the winter period. The capacity representing shares of jointly-owned units typically are represented as if they were physically located in the owner's control area, reflecting the fact that utilities typically will have transmission or network service from their generation to their load.(34) In addition, there is data available from the MISO regarding the deliverability of generators within MISO and I have confirmed my data against this analysis.(35)

         Each supplier's generating resources were adjusted to reflect long-term capacity purchase and sales where such information was available, and to the extent control is assumed to be transferred.(36) Such information was identified from publicly-available information, such as FERC Form 1 and EIA Form 412 filings (or databases based on these forms), Form EIA-411, individual utility resource plans and NERC's Electricity Supply and Demand ("ES&D") database. The capacity representing firm purchases and sales, analogous to the treatment of jointly-owned units, was assumed to be moved from its actual physical location to the geographic location of the buyer.

         To the extent a utility has sold energy rights under a long-term agreement, ownership over that resource was assumed to pass to the buyer.(37)(,)(38) Accordingly, as with jointly-owned units, generation ownership was adjusted to reflect the transfer of control by assuming that the sale resulted in a decrease in capacity for the seller and a corresponding increase in capacity for the buyer. Consistent with guidance provided in Appendix A, it was assumed that system power sales were comprised of the lowest-cost supply for the seller unless a more representative price could be identified.(39) To the extent that long-term sales could be identified specifically as unit sales, the capacity of the specific generating unit was adjusted to reflect the sale, and the variable element of the purchase price attributed to the sale was the variable cost of the unit. The dispatch price for system purchases was based on the energy price reported for long-term purchases where such purchases could be identified and a variable cost price determined, or an estimate made.

         Since the delivered price test is intended to evaluate energy products, the summer and winter capacity ratings were de-rated to approximate the actual availability of the units in each period. That is, it was assumed that generation capacity would be unavailable during some hours of the year for either (planned) maintenance or forced (unplanned) outages. Data reported in the NERC "Generating Availability Data System" ("GADS") was used to calculate the "average equivalent availability factor" to estimate total outages, and the "average equivalent forced outage rate" to estimate forced outages for fossil and nuclear plants.(40) Scheduled maintenance was assumed to occur only during the non-peak (shoulder) seasons and forced outages were assumed to occur uniformly throughout the year.

         Supply curves were developed for each potential supplier in the model, based on estimates of each unit's incremental costs. The incremental cost is calculated by multiplying the fuel cost for the unit by the unit's efficiency (heat rate) and adding any additional variable costs that may apply, such as costs for variable operations and maintenance and costs for environmental controls.(41) The incremental cost of the Wheatland facility and other similar vintage combustion turbines was assumed to be approximately $79.70/MWh (approximately $7.70/MMbtu natural gas, 10,000 Btu/kWh heat rate and $2.80/MWh variable O&M).

         Data used to derive incremental cost estimates for each unit were taken from the following sources:

              Heat Rates - EIA Form 860, supplemented by data reported in Platts' PowerDat database. (Note that the most recently available data from the Form 860 date back to 1995.)

              Fuel Costs - Futures prices and Regional Projections. Regional dispatch costs for natural gas and oil units were derived from futures market data and spot price history. For gas-fired units, I relied on 2006 NYMEX Henry Hub natural gas futures contract prices and regional basis differentials. Together, I used the data to estimate regional delivered commodity prices for all gas fired units modeled. Basis differentials were estimated from a review of regional market center and Henry Hub prices. The NYMEX Henry Hub price, plus each region's basis differential equals my estimated regional price. For oil-fired units, I relied on the NYMEX futures contract for light sweet crude oil. I estimated delivered residual and distillate oil prices based on a multi year analysis of delivered refined products versus spot crude oil prices. I used plant specific forecasts of coal prices from Platts as the basis for my coal unit dispatch cost. When there was no forecast for a given unit, I defaulted to Platt's regional average price estimate. While my methodology for all three fuels is something of a deviation from my past methodology, the recent dramatic run up in commodity fuel prices made it difficult to rely on price history to generate reasonable input price assumptions.

              Variable O&M - $1/MWh for gas and oil steam units, $3/MWh for scrubbed coal-fired units and $2/MWh for other coal-fired units (generic estimates based on trade and industry sources).(42) Additional Variable O&M adders for other unit types are shown in my workpapers.

              Environmental Costs - All units covered by Phase II of the Clean Air Act Amendments of 1990 (CAAA) are assessed a variable dispatch adder to cover costs associated with SO2 emissions. This unit-specific cost is calculated using the SO2 content of fuel burned at the unit as reported in FERC Form 423 (adjusting for emissions reduction equipment at the facility) and an SO2 allowance cost of $720/ton for 2006.(43) In addition to SO2, the unit dispatch costs also reflect the impact of existing NOx trading programs in the Northeast (OTR). Unit-specific data on NOx rates (lbs/mmBtu) were taken from the EPA's "2000 Acid Rain Program Emission Scorecard."(44) The NOx allowance price for the OTR was assumed to be $3,525/ton.(45)

B.            Transmission

         The Commission's Appendix A analysis specifies that the transmission system be modeled on the basis of inter-control area ATCs or TTCs using transmission prices based on transmission providers' maximum non-firm OATT rates, except where lower rates can be clearly documented. This dictates a transportation representation of the transmission network, and the structure of CASm was designed to conform to Appendix A. This representation remains appropriate for some portions of the United States, where transmission service is generally provided under each transmission provider's OATT. Basing tariffs on OATT rates is increasingly modified by RTO transmission pricing arrangements, however, and the Commission has instructed applicants to account for them.(46)

         Given my conservative assumption to ignore imports in this analysis, and the fact that there is no additional transmission charge between MISO and PJM, a detailed representation of transmission rates is not necessary. I have also, counterfactually, included the capacity owned by Cinergy in the TVA control area as if it was part of the market for purposes of calculating Cinergy's presence in the market. In reality, these units should only be assigned a share of the available import capacity and, therefore, my treatment is conservative.

C.       Market Prices and Time Periods

         Given the scope of this Transaction, the only periods for which the Transaction may have an effect is when market prices are such that the Wheatland facility is economic (i.e., above $79.70/MWh).(47) I assumed these prices would occur at the Super Peak hours of the Summer and Winter seasons, as defined below. This assumption matches with the average historical operation of peakers in the region (about 2-3 percent capacity factors, as noted earlier) and actually exceeds the number of hours that the Wheatland unit has operated in the past. These super peak periods are the focus of my analysis, although my exhibits include conditions at a broader range of market prices.

         I examined ten time periods for both the Economic Capacity and Available Economic Capacity measures, selected to reflect a broad range of system conditions. Broadly, I evaluated hourly load data to aggregate similar hours. I defined periods within three seasons (Summer, Winter and Shoulder) to reflect the differences in unit availability, load and transmission capacity. Hours were first separated into seasons to reflect differences in generating availability and then further differentiated by load levels during each season.(48) For each season, hours were segmented into peak- and off-peak periods.(49) The periods evaluated (and the designations used to refer to these periods in exhibits) are:

         SUMMER (June-July-August)

                  Super Peak 1 (S_SP1):     Top load hour

                  Super Peak 2 (S_SP2):     Top 10% of peak load hours

                  Peak (S_P):               Remaining peak hours

                  Off-peak (S_OP):          All off-peak hours

         WINTER (December-January-February)

                  Super Peak (W_SP):        Top 10% of peak load hours

                  Peak (W_P):               Remaining peak hours

                  Off-peak (W_OP):          All off-peak hours

         SHOULDER (March-April-May-September-October-November)

                  Super Peak (SH_SP):       Top 10% of peak load hours

                  Peak (SH_P):              Remaining peak hours

                  Off-peak (SH_OP):         All off-peak hours



         The following table shows the actual prices used in each period, as well as the total number of hours included in each period. The initial prices are based on a review of historical bi-lateral prices at Cinergy, as reported by Platts. These 2004 prices were then escalated to 2006 using an escalation factor calculated as the difference between actual 2004 gas prices and forecast 2006 gas prices.(50) A 2.5 percent capacity factor implies running hours of about 220 hours (2.5 percent times 8,760 hours).(51) Given the 2006 market prices that I have used and the incremental cost of Wheatland and other similar peaking units, my selection of prices that makes peaking units economic in the Summer and Winter Super Peak periods is consistent with this operating pattern (i.e., there are about 210 hours in the three periods where peaking facilities are economic).(52)

[GRAPHIC OMITTED]



VI.      HORIZONTAL MARKET POWER ANALYSIS

        A.       Economic Capacity

         The Transaction easily passes the Competitive Analysis screen for the Economic Capacity measure in all geographic markets, as shown in Exhibit WHH-5.

[GRAPHIC OMITTED]

         As shown in the table above, in the highest price time period, the MISO-PJM (Midwest) market consists of approximately 179,000 MW of (de-rated) generation, with Cinergy's pre-Transaction market share about 7 percent, and Wheatland's less than 0.5 percent.(53) The market is unconcentrated during periods when Wheatland is economic (HHIs below 1,000), and the HHI change is 3-4 points. With imports, the market would be larger and would remain unconcentrated.

         Exhibit WHH-5 also reflects the results for (1) MISO, to reflect the times when MISO is largely unconstrained, and (2) a MISO excluding WUMS market. As shown below, in the highest price time period, the MISO market consists of about 107,000 MW of generation, with Cinergy's pre-Transaction market share about 11 percent, and Wheatland's again no more than 0.5 percent. The market is unconcentrated during periods when Wheatland is economic, and the HHI change is 9-11 points. With imports, the market would be larger and would remain unconcentrated.

[GRAPHIC OMITTED]

         Finally, as shown below, in the highest price time period, the MISO excluding WUMS market consists of about 96,000 MW of generation. Cinergy's pre-Transaction market share is about 13 percent, and Wheatland's no more than
0.5 percent. The market is unconcentrated during periods when Wheatland is economic, and the HHI change is 11-14 points. With imports, the market would be larger and would remain unconcentrated.

[GRAPHIC OMITTED]

         I also note that the Transaction, even theoretically, cannot increase Cinergy's market power during periods when it has no spare energy to sell and/or Wheatland itself is not economic. In reality, even the Economic Capacity screen could be failed only in those hours in which market prices exceed the incremental cost of the Wheatland plant. According to index prices "into Cinergy" for 2004, on-peak prices were more than $60/MWh on only 4 days (a total of no more than 64 hours), or less than one percent of annual hours.(54)

         Further, there is sufficient other peaking capacity in MISO generally to limit the ability of Cinergy to withhold Wheatland and affect wholesale market prices. The supply curve for the region (see Exhibit WHH-6) shows that there is at least 11,000 MW of peaking capacity of approximately similar operating characteristics as Wheatland in MISO excluding WUMS, the smallest of the markets I considered.(55) Cinergy's total share of this peaking capacity, with Wheatland, is only about 4 percent (712 MW) of MISO peakers. As noted earlier, capacity factors for peakers in MISO are low - only around 1.5 percent in 2003 and 2004. Wheatland's capacity factor was only about 0.15 percent in 2003 and 2004.

B.       Available Economic Capacity

         Given the status of retail access in relevant states, Available Economic Capacity continues to be a relevant measure of market conditions and the impact of the Transaction. Despite retail access in Ohio, CG&E continues to have load responsibility for the vast majority of its pre-retail access customer load, and CG&E remains the default service provider for returning customers. In the fourth quarter of 2004, 16.5% of CG&E's customer load (measured in MWhs) had switched. (56) Indiana's retail restructuring has been stalled, and there are no real expectation that its status will change. To the extent electric industry restructuring has been accomplished in other Midwestern states (Illinois and Michigan), and customers have the right to switch electricity providers, most customers are remaining with their traditional suppliers.

         I based my analysis of Available Economic Capacity on the switching rates that utilities in Ohio, Illinois and Michigan have experienced most recently.(57) Utilities in other states are assumed to continue to have full native load responsibility. Merchant generation in the market, by definition, is assumed to be "uncommitted" (i.e., not required to meet any specific load).(58) This includes utility-affiliated merchant generation, such as Wheatland. I have further assumed that Wheatland remains uncommitted post-Transaction, which is a conservative assumption. Cinergy's share of Available Economic Capacity is further overstated by the assumption that its merchant generation located in TVA is "moved" to MISO.

         The Transaction easily passes the Competitive Analysis screen for the Available Economic Capacity measure in all geographic markets, as shown in Exhibit WHH-7. The results for the PJM-MISO (Midwest) market for the relevant time periods are shown below.

[GRAPHIC OMITTED]

         The Available Economic Capacity in the MISO-PJM (Midwest) market, even without imports, is in the range of 43,000 to 60,000 MW during the relevant periods when Wheatland is economic. Cinergy's pre-Transaction market share is in the 3-5 percent range, and Wheatland's is one percent or less. The market is unconcentrated during the relevant periods. The HHI change is only 5-7 points.

         Exhibit WHH-7 also reflects the results for (1) MISO and (2) MISO excluding WUMS.

         As shown below, the MISO market consists of about 16,000-27,000 MW of Available Economic Capacity during the periods when Wheatland is economic, with Cinergy's pre-Transaction market share in the 7-11 percent range, and Wheatland's between 1.7 and 2.6 percent. The market is either unconcentrated or just moderately unconcentrated during these periods, and the HHI change is 34 to -45 points. With imports, the market would be larger and would remain at most moderately concentrated.

[GRAPHIC OMITTED]

         Finally, as shown below, the changes in market concentration are well within the Commission's safe-harbor levels even in the MISO excluding WUMS market for the Available Economic Capacity measure. The market consists of between 16,000 and 26,000 MW of Available Economic Capacity (indicating that the elimination of WUMS has little effect on this measure).(59) Cinergy's pre-Transaction market share is between 7 and 11 percent, and Wheatland's ranges from 1.8 to 2.6. The market is either unconcentrated or just moderately concentrated during periods when Wheatland is economic, and the HHI change is 36 to 45 points. With imports, the market would be larger and would remain at most moderately concentrated.

[GRAPHIC OMITTED]

VII.     VERTICAL MARKET POWER OR BARRIERS TO ENTRY

         The Transaction does not raise any competitive concerns with regard to vertical market power. There are no transmission market power concerns raised by this Transaction. The Commission also considers whether applicants have the ability to erect barriers to entry by other suppliers in terms of such things as
1) control of sites for new capacity development other than those that may exist at the sites being acquired; 2) control of fuel inputs to generation; and 3) control of any equipment suppliers or facilities used to transport fuels or other inputs to generation.(60)

        A.       Transmission

         As a member of MISO, transmission service on the Cinergy system is provided pursuant to the MISO tariff. Wheatland owns no relevant transmission; its transmission assets are restricted to facilities necessary to connect its generation to the grid. Hence, Cinergy and its affiliates cannot use transmission facilities to frustrate entry.

        B.       Entry Conditions

        1.       Control over Sites

         Neither Cinergy nor its affiliates control critical sites for new capacity development in relevant markets. Cinergy's service area is small relative to the MISO footprint that includes many possible generating sites. Entrants who wish to locate in MISO would not need to locate new facilities in Cinergy's service areas or connect to its transmission systems.

        2.       Control over Fuel Inputs and Transportation

         Cinergy's CG&E and UHL&P subsidiaries have local distribution ("LDC") operations, but neither own interstate natural gas pipeline operations. Given that the Commission has found that the gas commodity market is structurally competitive, there is no need to consider it further.(61) In prior convergence mergers in which the Commission found potential vertical market power concerns, the transaction involved the combination of a large electric generator with ownership in a significant gas pipeline system.(62) Cinergy's ownership of LDC systems simply does not represent a degree of control or access to the types of information that could give rise to a vertical concern.(63) To the extent Cinergy affiliates have rights to use capacity on interstate gas transportation pipelines and storage facilities owned by others, such contracts do not give them the degree of control necessary to trigger vertical market power concerns.(64)

         While CG&E and ULH&P provide natural gas transportation service in the Cinergy region, they serve primarily a small amount of Cinergy-owned facilities.

         It should not be necessary in the context of this Transaction to provide a vertical Competitive Analysis Screen. The Transaction relates to the addition of a small amount of generation - Wheatland's approximately 508 MW represents less than one percent of generating capacity in MISO - and the rival generators served by Cinergy affiliates clearly would represent a similarly de minimis share of generation in the relevant market.(65) Moreover, as the Commission stated in Order No. 642 and has stated in orders, both highly concentrated common upstream and downstream markets are necessary in order to allow an effective strategy of vertical market power insofar as it relates to foreclosure or raising rivals' costs. Based on prior analyses I have conducted, Midwest gas transportation markets are not highly concentrated, meaning the conditions for a successful foreclosure strategy are not present.(66)

         For all these reasons I conclude that there is no basis for vertical market power concerns.

VIII.     CONCLUSION

         The market power analyses discussed herein demonstrate that the Transaction as proposed is unlikely to have anti-competitive effects in any of the relevant markets. No other relevant concerns exist with respect to competition issues. I recommend the Commission approve this Transaction.


1) For purposes of my analysis, I have treated all of the affiliates of Cinergy as a single entity, referred to herein as "Cinergy."

(2) Order No. 592, Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, FERC Stats. & Regs. (Regulations Preambles) P. 31,044 (1996), on reconsideration, Order No. 592-A, 79 FERC
      P. 61,321 (1997).

(3) Order No. 642, Final Rule in Docket No. RM98-4-000, 18 CFR Part 33, 93 FERC P. 61,164 (2000) ("Revised Filing Requirements").

(4) Revised Filing Requirements, P. 31,311 at 31,844-5, citing Atlantic City Electric Company and Delmarva Power & Light Company, 80 FERC P. 61,126
      (1997); Consolidated Edison Co., Inc. and Northeast Utilities 91 FERC P. 61,225 (2000). To the extent there are internal transmission constraints within these markets, the Commission has considered smaller markets within these single control areas as potentially relevant.

(5) I have relied on the most recent listing of MISO members from the MISO website (see, http://www.midwestiso.org/about_signatories.shtml). In addition, I have conservatively excluded LG&E Corporation ("LGE") from the entities I considered as in the MISO, given the company's announcement that they are seeking to end their membership in MISO.

(6) See the recently-filed report on the implementation of the Joint Operating Agreement, Docket Nos. ER04-375-000 and EL02-65-000 et al., May 2, 2005.

(7) For purposes of my testimony and exhibits, my reference to the WUMS (or excluding WUMS) is intended to encompass both WUMS and Northern WUMS.

(8) It is conservative to exclude this portion of PJM; to the extent there are transmission constraints in PJM, they tend to limit flows primarily from west to east into PJM East. I note also that excluding the former Allegheny Energy control area is conservative in the context of this
      Transaction: including all the Allegheny Energy (i.e., Wheatland-affiliated) generation in the defined market would dilute the effect of Transaction in terms of the increase in Cinergy's share of the market.

(9) I note at the outset that less than a month has passed since the launch of the MISO energy market. In many respects the kinks have yet to be worked out, both from an operational perspective and the sense that market participants are in the midst of a steep learning curve. The bids into the market are now cost-based, such that changes may occur with the transition to market-based bids on June 1. As a result, it is not appropriate at this early date to rely on information available to-date on locational prices, prices at the four financial hubs, or transmission constraints to prove conclusively the appropriate market definition.

(10) Cincinnati Gas & Elec. Co. and PSI Energy, Inc., 64 FERC P. 61,237 (1993), order denying reh'g, 71 FERC P. 61,380 (1995).

(11) Some of Cinergy's jointly-owned generating facilities are physically located in control areas that are now part of PJM. However, Cinergy has network service and pseudo-tie configuration of its ownership interest to move the output of these jointly-owned facilities to MISO. Therefore, for purposes of my analysis, I treated Cinergy's affiliated share of these generating facilities as if located in MISO. (Conversely, I treated the jointly-owned shares of Cinergy-affiliated plants located in MISO that are owned by parties in PJM as if located in PJM.)

(12) Cinergy affiliates also have ownership in a modest amount of generation located at industrial/cogeneration facilities whose output is fully committed under long-term contract to either industrial hosts or unaffiliated third-parties. This capacity totals less than 200 MW in the Eastern Interconnect. While I (properly) did not include this generation in my analysis since it is committed under long-term contracts, my conclusions would be unaltered had I included it.

(13) OVEC's generation includes the 986 MW Kyger Creek plant located in Cheshire, Ohio and the 1,196 MW Clifty Creek Plant located in Madison, Indiana. (Capacity reflects summer ratings.)

(14) The plant's nameplate rating is 540 MW, its summer rating is 472 MW and its winter rating is 512 MW, according to the database published by EIA.

(15) AE Supply owns a share of the Bath County generating facility located in the Dominion Virginia Power control area. AE Supply has the rights to move the output of this facility to its loads under a grandfathered transmission agreement.

(16) Allegheny Energy, Inc., 108 FERC P. 62,236 (2004). For purposes of my analysis, I treated the rights to 12.5 percent of the output of the OVEC generating facilities as owned/controlled by Allegheny Energy. I have not, however, analyzed an OVEC destination market given the factual circumstances in this case (i.e., Allegheny Energy will not be affiliated with Cinergy post-transaction and, therefore, there is no consolidation of generating resources related to OVEC). Similarly, there is no reason to evaluate other markets, such as TVA, where Allegheny Energy and Cinergy both have resources.

(17)  Merger Policy Statement at 30,129.

(18)  Order No. 592, FERC Stats and Regs. P.  31,044 (1996).

(19) To determine whether a proposed merger requires further investigation because of a potential for a significant anti-competitive impact, the DOJ and FTC consider the level of the HHI after the merger (the post-merger
      HHI) and the change in the HHI that results from the combination of the market shares of the merging entities. Markets with a post-merger HHI of less than 1000 are considered "unconcentrated." The DOJ and FTC generally consider mergers in such markets to have no anti-competitive impact. Markets with post-merger HHIs of 1000 to 1800 are considered "moderately concentrated." In those markets, mergers that result in an HHI change of 100 points or fewer are considered unlikely to have anti-competitive effects. Finally, post-merger HHIs of more than 1800 are considered to indicate "highly concentrated" markets. The Guidelines suggest that in these markets, mergers that increase the HHI by 50 points or fewer are unlikely to have a significant anti-competitive impact, while mergers that increase the HHI by more than 100 points are considered likely to reduce market competitiveness. (See U.S. Department of Justice and Federal Trade Commission, Horizontal Merger Guidelines, 1992 [amended 1997].)

(20) Order No. 642, Final Rule in Docket No. RM98-4-000, 18 CFR Part 33, 93 FERC P. 61,164 (2000) ("Revised Filing Requirements").

(21) I note that evaluating Available Economic Capacity is more difficult in states where there is retail access such as Ohio. As described in more detail below, I analyzed Available Economic Capacity using publicly-available data on customers that have switched suppliers, and assumed that incumbent utilities were responsible for the remaining load in states with retail access. In non-retail access states, I have conducted the standard analysis wherein load serving entities are assigned their respective loads.

(22) Order No. 642 directs Applicants to analyze relevant ancillary services markets (specifically, reserves and imbalance energy) "when the necessary data are available." In this instance, no such data are available at this time for the MISO region. Regardless, it is highly unlikely that the Transaction will have a meaningful impact on the ancillary services market. First, ancillary services are still a cost-based service in the MISO RTO. Second, as a peaking unit, Wheatland is not well suited to providing certain ancillary services, such as imbalance energy or spinning reserves. Finally, there are a number of other similar units that are not owned or controlled by Cinergy in the region who can supply the required services, given the relatively small demand for them in comparison to overall supply. Therefore, the Transaction does not significantly impact the supply alternatives for providing ancillary services.

(23) The market for long-term capacity generally does not need to be analyzed since the Commission has concluded as a generic matter that the potential for entry ensures that the long-term capacity market is competitive See Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, FERC Statutes and Regulations, P. 31,036 - 31,657 (1996). The presumption that long-term capacity markets are competitive can be overcome if the applicants have dominant control over power plant sites or fuels supplies and delivery systems.

(24)  Order No. 592 at 30,119.

(25) Further, in a merger context, the Commission considers as potential additional destination markets other utilities that historically have been customers of the applicants.

(26) Revised Filing Requirements, P. 31,311 at 31,844-5, citing Atlantic City Electric Company and Delmarva Power & Light Company, 80 FERC P. 61,126
      (1997); Consolidated Edison Co., Inc. and Northeast Utilities 91 FERC P. 61,225 (2000). To the extent there are internal transmission constraints within these markets, the Commission has considered smaller markets within these single control areas as potentially relevant.

(27) The region-wide MISO tariff went into effect on February 1, 2002, and the MISO energy market became operational on April 1, 2005. Under the MISO tariff, customers may request transmission service from MISO and schedule power across control areas within MISO. In determining transmission availability, MISO uses a "flowgate" methodology that does not rely on control area to control area interconnections but considers the impact of proposed transactions on the entire network. Transmission rates under the MISO tariff are not pancaked, and there is no longer transmission pancaking between MISO and PJM.

(28) See Transcript of FERC Open Meeting at 67-68 (Apr. 13, 2005) (discussing MISO's resolution of overload problems in NIPSCO by designating coordinated flowgates).

(29) Highlights of Midwest ISO: 2004 State of the Market Report and Day-2 Energy Markets, April 13, 2005. The IMM concludes that Day 2 MISO markets will do a better job at managing congestion, utilizing available transmission capability, and maintaining reliability than the MISO was able to accomplish using TLRs. The IMM's analysis of the first week of the market showed prices in WUMS higher than in Cinergy. It also showed prices at the PJM-MISO interface (in Illinois) tracking each other rather consistently.

(30) As I described in an earlier footnote, my analysis is primarily limited to data available for periods prior to Day 2 markets. Moreover, the data since the Day 2 launch reflects the fact that the markets are in their formative stages.

(31)  A technical description of the model is provided in Exhibit WHH-4.

(32)  Ohio Edison Company, et al., 80 FERC P.  61,039 (1997).

(33) In addition, this specification makes assumptions regarding how scarce transmission is allocated irrelevant (i.e., without imports, there is no allocation required).

(34) This includes, as I noted earlier, Cinergy's shares of jointly-owned generation located in PJM. I also treated Cinergy's share of OVEC generation similarly, because Cinergy has network service back to MISO. I also applied this same assumption to the other owners of OVEC (i.e., I included the capacity associated with their ownership or rights in OVEC as part of the owners stack of resources in their home regions).

(35)  See http://www.midwestiso.org/plan_inter/gen_deliver_test_results.shtml.

(36) Requirements contracts are treated as the equivalent of native load, and Economic Capacity was not adjusted to reflect them.

(37) Consistent with this assumption, NUGs were assumed to be under the control of the purchasing utility.

(38) The Revised Filing Requirements direct applicants to consider whether operational control of a unit is transferred to the buyer. Such information generally is not readily available for non-applicants. Therefore, I treated long-term sales as being under the control of the purchaser.

(39) "[T]he lowest running cost units are used to serve native load and other firm contractual obligations" (Appendix A, p. 11). The lowest-cost supply that was available year-round (i.e., excluding hydro) was used.

(40) These data were supplemented, where necessary, by data from other public sources such as NERC and EPRI . In addition to thermal unit availability, hydro unit availability and generation are specified for each time period. For each of the time periods analyzed, hydro capacity factors have been assigned to each unit based on historical operation. Capacity factors for hydro units were based on five years of Form 759 monthly generation data, reported maximum capacities and, where necessary, assumptions regarding minimum capacity (assumed to be 15 percent of maximum if no data are available).

(41) For NUGs, the incremental costs were estimated on the basis of the energy price reported in relevant regulatory filings, if available. Otherwise, NUGs were assumed to be must-run and the variable costs set to zero. New merchant and utility capacity included in the analysis was priced assuming an average full-load heat rate of 10,000 Btu/kWh for combustion turbines and 7,000 Btu/kWh for combined cycle plants. These values were derived from an evaluation of existing technology. Variable O&M costs for new units were assumed to be the same as for existing units.

(42) As noted, these variable O&M costs are generic estimates by plant type and do not necessarily match actual individual unit O&M costs. Notably, variable O&M accounts for a minor portion of the dispatch costs used in the analysis, and, importantly, the specific O&M assumption tends not to alter the merit order of the generic types of generation.

(43) Consistent with my methodology for estimating coal prices, I used plant specific forecasts of SO2 emissions from Platts as the basis for my coal unit dispatch cost. When there was no forecast for a given unit, I defaulted to Platts' regional average SO2 estimate. SO2 costs of $720 was taken from Evolution Markets LLC's Monthly Market Update - SO2 Markets, March 2005.

(44) In cases where unit-specific data were not available, such as for new capacity, the following boiler level assumptions were applied, based on the unit's fuel type: Coal - 0.4; Oil - 0.2; Natural Gas - 0.1.

(45) NOx rates and allowance price ($3,525/ton) were derived from EPA's 2000 Acid Rain Program Emission Scorecard and Evolution Markets LLC's Monthly Market Update - NOx Markets, March 2005.

(46) See Revised Filing Requirements.

(47) Wheatland's dispatch price is assumed to be $79.70/MWh, but given that the delivered price test assumes supply is economic at 105% of the market price, Wheatland would be economic at a market price of about $76/MWh.

(48) Appendix A requires applicants to evaluate the merger's impact on competition under different system conditions. For example, aggregating summer peak and shoulder peak conditions may mask important differences in unit availability and, therefore, a merger could potentially affect competition differently in these seasons. Thus, applicants are directed to evaluate enough sufficiently different conditions to show the merger's impact across a range of system conditions. On the other hand, the DOJ/FTC Horizontal Merger Guidelines discuss the ability to "sustain" a price increase, and a finding that a structural test (like the HHI statistic) violates the safe harbor for some small subset of hours during the year may not be indicative of any market power problems.

(49) Peak and off-peak hours were defined according to NERC's definition, except that I did not consider Saturdays to be peak days. See ftp://www.nerc.com/pub/sys/all_updl/oc/opman/apdx1f.doc.

(50) Gas prices at Henry Hub were used as the basis for determining the escalation factor, as forecast by NYMEX. For the off-peak periods, a similar methodology was used, but based on coal prices as reported by Platts' CoalDat for the ECAR region. Finally, the values were adjusted in order to better reflect different price points over the 10 time periods (e.g.,., rather than evaluating two periods at $70/MWh, prices were adjusted such that different pricing points were modeled). Given that there can only be an impact from the Transaction during Super Peak periods when Wheatland would be economic to operate, these assumptions are immaterial to my analysis of the Transaction.

     Note that the assumed dispatch costs for gas-fired combined cycle capacity in the region is about $55/MWh, while the dispatch cost of coal units range from the high teens to around $30/MWh. A complete listing of the units in the model and their dispatch costs by season is provided in workpapers.

(51) 2004 was a leap year, therefore the total hours in the various periods shown in the table is 8,784 versus 8,760.

(52) I also conducted a sensitivity in which I increased market prices by 10 percent for the Summer Super Peak 2 and Winter Super Peak periods. These results, which show no material difference, are included in my workpapers.

(53) AE also is assigned the 88 MW Buchanan facility in this market (located in the old AEP control area)., which I have omitted from the summary shown above and in Exhibits 5 and 7.

(54) While my estimate of Wheatland's dispatch price is significantly higher in 2006 due to increases in natural gas prices, I have used the $60/MWh comparison for 2004. (EIA reports that the price of gas to electric generators in the East North Central region was $5.81/mmbtu in 2004 (in 2003 dollars.) This translates to slightly above $60/MWh after taking into account inflation and variable O&M. On a separate matter, while I do not place much confidence in system lambda data in general, I note that Cinergy's system lambda data for 2003 indicate only 93 hours (1 percent of total hours) with lambdas greater than $60/MWh.

(55) These calculations are based on the summer unit ratings, where I have included all peaking capacity located in the MISO less WUMS market with dispatch costs between $77/MWh to $81/MWh. The calculations exclude Cinergy's peaking units located in TVA.

(56) In Ohio, for the month ending December 31, 2004, the switch rates (as a percent of total sales) were as follows:

              CG&E - 16.53%
              Cleveland Electric - 45.59%
              Columbus Southern - 1.979%
              DPL - 22.82%
              Monongahela Power - 0.00%
              Ohio Edison - 32.76%
              Ohio Power - 0.00%
              Toledo Edison - 25.10%

(57) I included a sensitivity in which I assumed an additional 5 percentage points of load switched for utilities in these states. The results, which show no material difference, are included in my workpapers.

(58) To the extent I could identify non-utility generation as under long-term contract to third parties, including load-serving entities, I took such contracts into consideration.

(59) I note that the results for the Available Economic Capacity S_SP1 period are the same for MISO and MISO excluding WUMS. This reflects the lack of Available Economic Capacity at the single peak hour in WUMS. (For purposes of my analysis of Available Economic Capacity, I used Cinergy's load profile and hence the peak hour reflects the hour of Cinergy's peak load.)

(60) Doswell Limited Partnership, 50 FERC P. 61,251 (1990); Entergy, 58 FERC P. 61,234 (1992).

(61) The utilities main role in the commodity market is as buyers, primarily on behalf of franchise customers. While they have purchase contracts for gas, these contracts clearly would account for only a small portion of production volumes in relevant producing areas.

(62) Dominion Resources, Inc. and Consolidated Natural Gas Company, 89 FERC P. 61,162 (1999) and Enova Corporation and Pacific Enterprises, 79 FERC P. 61,372 (1997).

(63) In Brooklyn Union Gas, for example, the Commission found that an LDC generally does not have the ability to disadvantage rival generating units, since (i) generators can bypass the LDC; (ii) LDCs only control service within their service territories; and (iii) LDCs are subject to state regulation of services and rates. Brooklyn Union Gas.

(64) Potential vertical abuses of the type that the Commission has been concerned with in Order No. 642 and in other orders involving vertical mergers, implicitly require that the upstream affiliate have operational control of the pipeline. As holders of firm transportation rights, Cinergy lacks the capabilities of a pipeline operator.

(65) Section 33.4(a)(2) of the Revised Filing Requirements states that a vertical Competitive Analysis is not needed if the applicant can affirmatively demonstrate that:

     (i) The merging entities currently do not provide inputs to electricity products (i.e., upstream relevant products) and electricity products (i.e., downstream relevant products) in the same geographic markets or that the extent of the business transactions in the same geographic market is de minimis; and no intervenor has alleged that one of the merging entities is a perceived potential competitor in the same geographic market as the other;

     (ii) The extent of the upstream relevant products currently provided by the merging entities is used to produce a de minimis amount of the relevant downstream products in the relevant destination markets.

(66) See, e.g., Engage Energy America, LLC, Frederickson Power L.P. and Duke Energy Corporation, 98 FERC P. 61,207 (2002).

         As we have previously held (See e.g., El Paso Energy Corporation and the Coastal Corporation, 92 FERC P. 61,076 at 61,332 (2000)), both highly concentrated common upstream and downstream markets are necessary in order to allow effective strategies of foreclosure or raising rivals' costs. It has not been shown that such conditions exist in any of the relevant markets....

         Wholesale purchasers of gas-fired generation in the downstream Midwest markets, on the other hand, lack sufficient alternatives for power supplies, as indicated by the high levels of market concentration in most circumstances. However, any concern that a combined Duke Energy-Westcoast, either by itself or in coordination with other upstream suppliers, would be able to raise the delivered fuel costs of their downstream rivals is assuaged by the fact that upstream markets are either unconcentrated or moderately concentrated.